THOMPSON	ATLANTA	CLEVELAND	DAYTON	WASHINGTON, D.C.
HINE		CINCINNATI	COLUMBUS	NEW YORK

December 23, 2011

James O'Connor
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Paradigm Funds, File Nos. 333-100507, 811-21233.

Dear Mr. O'Connor:

     On October 27, 2011, Paradigm Funds (the "Registrant"), on behalf of the Paradigm Micro-Cap Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 17 to its registration statement under the Securities Act of 1933 on Form N-1A. On December 9, 2011, you provided comments with respect to the Fund. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Certain corrections (e.g. references to common stocks) have been made throughout but are not enumerated in this letter. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS-Summary

Comment 1. In the first sentence of the Principal Investment Strategy section, please specify the class of micro-cap company stocks (e.g. common) in which the Fund may invest.

Response. The Registrant has specified the class of micro-cap company stock as common stocks.

Comment 2. Please add the bolded language to the end of the second sentence of the Principal Investment Strategy section: “The Fund generally considers a stock to be a micro-cap stock if, at the time of purchase, its market capitalization is within the range of capitalizations of companies in the Russell Microcap® Index as of the most recent reconstitution date.”

U.S. Securities and Exchange Commission December 23, 2011 Page 2

Response. The Registrant has added “as of the most recent reconstitution date” as requested.

Comment 3. Please clarify the meaning of the term "anticipated value" (e.g., the identity of the party doing the "anticipating") in the context of the following 6th sentence from the Principal Investment Strategy of the Fund: “Securities are sold when they have realized their anticipated value or if new investment opportunities with higher expected returns are acquired.” For example, does this mean the Advisor is doing the anticipating?

Response. The Registrant has clarified that it is the Advisor doing the anticipating.

Comment 4. Please add the following sentence directly before the last sentence of the Principal Investment Strategy section: “Additional purchases of a company's stock will not qualify, however, as a micro-cap stock, unless at the time of purchase, the company is able to satisfy the definition of a micro-cap.”

Response. The Registrant has added the sentence as requested.

Comment 5. Please confirm whether the following last sentence from the Principal Investment Strategy section statement means that the Fund's strategy combines both value and growth styles: “The Advisor primarily searches for companies within the market capitalization range of the Russell Microcap® Index that exhibit attractive valuations and solid growth prospects.”

Response. The above sentence means that the Fund’s strategy combines both value and growth styles and therefore the Registrant has added a Growth Risk to the prospectus.

Comment 6. Please confirm whether or not a high rate of turnover will create a risk for the Fund using its new micro-cap strategy, given that Micro-cap stock funds often have a high rate of turnover.

Response. The Registrant has added a Portfolio Turnover Risk, as the Fund’s turnover may exceed 100%.

Comment 7. In the first sentence of the Risks of Small and Mid Capitalization Companies section, please specify that the amount that the Fund may invest in the

U.S. Securities and Exchange Commission December 23, 2011 Page 3

stocks of small and mid capitalization companies is limited to “up to 20% of its net assets.”

Response. The Registrant has added “up to 20% of its net assets.” In the Small and Mid Capitalization Companies section.

Comment 8. In the first sentence of the Risks of Small and Mid Capitalization Companies section, please specify the class(es) of small and mid capitalization company stocks (e.g. common) in which the Fund may invest.

Response. The Registrant has added “in common stocks” in the first sentence of the Risks of Small and Mid Capitalization Companies section.

Comment 9. In the Risks of Exchange Traded Funds section, please disclose the extent to which the Advisor expects to invest in micro-cap ETFs.

Response. The Registrant has removed the Risks of Exchange Traded Funds section, as investing in ETFs is not a principal investment strategy.

Comment 10. In the Foreign Risk section, please disclose the extent to which the Advisor expects to invest in foreign companies.

Response. The Registrant has removed the Foreign Risk section, as investing in foreign companies is not a principal investment strategy.

Comment 11. Please remove the following sentence from the Purchase and Sale of Fund Shares section: “Purchases and redemptions by telephone are only permitted if you previously established this option on your account.”

Response. The Registrant has removed the sentence, as requested.

PROSPECTUS-Statutory

Comment 12. Please define the term "proper form" or provide a citation to an explanation of the term (e.g. the information on p. 11), in the context of the following 5th sentence of the Pricing of Fund Shares section: “All purchases, redemptions or

U.S. Securities and Exchange Commission December 23, 2011 Page 4

reinvestments of Fund shares will be priced at the next NAV calculated after your order is received in proper form by the Fund’s Transfer Agent, Mutual Shareholder Services.”

Response. The words “in proper form” have been deleted from the sentence.

Comment 13. Please add the bolded language (Quoted from Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003)) to the following 9th sentence of the Pricing of Fund Shares section: “If market prices are not available or, in the Advisor's opinion, market prices do not reflect fair value, or if an event occurs after the close of trading (but prior to the time the NAV is calculated) that materially affects fair value, the Advisor may value the Fund's assets at their fair value according to policies approved and regularly reviewed for appropriateness and accuracy by the Fund’s Board of Trustees.”

Response. The Registrant has added and regularly reviewed for appropriateness and accuracy to the referenced section.

Comment 14. Please explain to us why it is that, with respect to cancelations in the context of the 5th and 7th sentences of the Minimum Investments section, the shareholder is responsible for losses, but any profits go to the Fund.

Response. If a purchase order is canceled by the Fund because the investor fails to make payment, it is appropriate to treat the purchase as never having been made. As a result, the Fund and its shareholders should not be responsible for losses caused by the investor and the investor should not benefit from the attempted purchase. The Registrant believes this is common practice in the industry.

Comment 15. To conform with Rule 22c -2, please revise the 8th sentence of the Market Timing section to include the following bolded language: “To discourage large and frequent short-term trades by investors, and to compensate the Fund for costs that may be incurred by such trades, the Board has approved the imposition by the Fund of a redemption fee of 2.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for 90 days or less.”

Response. The Registrant has added the Board has approved the imposition by the Fund of to the referenced section.

U.S. Securities and Exchange Commission December 23, 2011 Page 5

Comment 16. Please define, by reference to the instructions for selling shares on the subsequent page, the phrase “proper form” in the context of the following 2nd sentence from the Instructions for Selling Fund Shares section: “Your shares will be sold at the next NAV per share calculated after your order is received in proper form by the Transfer Agent.”

Response. The words “in proper form” have been deleted from the sentence.

Comment 17. Please consider disclosing the exceptions of Section 22(e) as they related to the following 4th sentence of the Instructions for Selling Fund Shares section: “Your order will be processed promptly and you will generally receive the proceeds within seven days after receiving your properly completed request.”

Response. The Registrant has determined not to add the exceptions of Section 22(e) to the Selling Fund Shares section.

Comment 18. As it applies to the Borrowing Money subsection of the Investment Limitations – Fundamental section, please clarify that the Section 18(f)(1) coverage requirement is, in effect, continuous given that the Fund has three days (not including Sundays and holidays) to reduce borrowings when coverage drops below 300%.

Response. The Fund’s Borrowing policy is fundamental, and cannot be changed without shareholder approval. However, the Registrant acknowledges that it must reduce borrowings if asset coverage falls below 300%, as required by Section 18(f)(1).

Comment 19. The Commission does not understand the following last sentence of the Borrowing Money subsection of the Investment Limitations – Fundamental section: “This limitation does not preclude a Fund from entering into reverse repurchase transactions, provided that the Fund has an asset coverage of 300% for all borrowings and repurchase commitments of a Fund pursuant to reverse repurchase transactions.” An open-end fund may not issue senior securities, except to the extent that it may borrow from a bank subject to the 300% asset coverage requirement, as described in the previous sentence. With respect to reverse repurchase agreements, to the extent that the Fund's economic exposure is not covered by liquid securities, they will be regarded as a prohibited senior securities. See Release 10666. The asset coverage required for bank borrowings is irrelevant. Please revise the disclosure to make clear that the Fund will comply with the Section 18(f)(1) prohibition on the issuance of senior securities.

U.S. Securities and Exchange Commission December 23, 2011 Page 6

Response. The Fund’s Borrowing policy is fundamental, and cannot be changed without shareholder approval. However, the Registrant acknowledges that reverse repurchase agreements may be regarded as senior securities and believes that the Senior Securities policy addresses the coverage issue raised by the Staff (and makes clear that the Fund will comply with the Section 18(f)(1) prohibition). The Registrant also points out that its borrowing policy is more restrictive than required by the 1940 Act, in that the 300% asset coverage treats reverse repurchase agreements as borrowings.

Comment 20. Please clarify the Senior Securities subsection of the Investment Limitations – Fundamental section to conform with the following information. The 1940 Act, and the rules and regulations under it, do not permit an open-end fund to issue senior securities, except as permitted by Section 18(f)(1) of the 1940 Act. To avoid creating senior securities, all leveraging must be adequately covered by segregating liquid assets. This disclosure should confirm generally that the Fund's segregation policies conform to the requirements of Investment Company Act Release 10666 (April 18,1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (pub. avail. June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (pub. avail. July 2, 1996).

Response. The Fund’s Senior Securities policy is fundamental, and cannot be changed without shareholder approval. As written, the policy confirms that the Fund’s policies in this regard will conform with the 1940 Act, the rules thereunder and Staff interpretations. Thus, the Registrant will conform with Release 10666, the cited no-action letters, and any future releases and interpretations regarding senior securities and segregation of assets.

Comment 21. Please clarify the Loans subsection of the Investment Limitations –Fundamental section to conform with the notion that the Fund's lending of its portfolio securities is subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act. Although an investment company’s lending of its portfolio securities is neither specifically permitted nor restricted by Section 18(f) (1), the staff has taken the position that it is “appropriate to use the Section 18 limitation” (Salomon Brothers No-Action Letter (publicly available May 4, 1975). See also "The Brinson Funds" No-Action Letter (publicly available November 25, 1997.)

Response. The Fund’s Loans policy is fundamental, and cannot be changed without shareholder approval. However, if the Fund were to determine to lend portfolio securities, the Registrant will comply with any then-existing requirements of the SEC or Staff positions with respect to securities lending.

U.S. Securities and Exchange Commission December 23, 2011 Page 7

Comment 22. In the context of the Loans subsection of the Investment Limitations –Fundamental section, please explain the role of the Board with respect to the Fund's lending of its portfolio securities.

Response. The Fund has no intention of loaning portfolio securities at this time. If the Fund determines to do so, it will follow policies adopted by the Board consistent with Staff positions and industry practice.

Comment 23. Please confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response. The Fund has no intention of loaning portfolio securities at this time. The Registrant’s understanding is that the Fund would not receive all of the income on the collateral because it is industry practice that such income is split with the lending agent.

Comment 24. With respect to repurchase agreements, please inform us how the Fund addresses the limitations on its ability to enter into repurchase agreements imposed by sections 5(b)(1) and 12(d)(3) of the 1940 Act.

Response. To the extent the Fund invests in repurchase agreements, the Registrant will address the limitations of Sections 5(b)(1) and 12(d)(3) by using Rule 5b-3 (to look through to the underlying securities) and Rule 12d3-1 (to the extent the repurchase agreement may be limited by Section 12(d)(3)).

Comment 25. In the Concentration subsection of the Investment Limitations –Fundamental section, please define the Fund’s policy not to concentrate in terms of the concentration limit applicable to open-end funds. (See Instruction 4 to Item 9(b)(1))

Response. The Fund’s Concentration policy is fundamental, and cannot be changed without shareholder approval. However, the Registrant acknowledges that “or group of industries” should have been part of the policy and believes that the exclusion was an inadvertent omission. Accordingly, the Registrant has added “or group of industries” to the end of the first sentence of the policy.

Comment 26. Please address the impact of the borrowing policy clarifications discussed in Comment 18 as they relate to the paragraph immediately following the Concentration subsection of the Investment Limitations – Fundamental section.

U.S. Securities and Exchange Commission December 23, 2011 Page 8

Response. The paragraph is not affected by those clarifications, as the last sentence makes clear that the paragraph does not apply to the Fund’s Borrowing policy. The Registrant acknowledges that it must reduce borrowings, as indicated in the response to Comment 18.

Comment 27. Please revise the Pledging subsection of the Investment Limitations –Non-Fundamental section in light of the following information. A statement that the Fund’s use of margin deposits, security interests, etc. is not subject to the Fund’s restriction on the use of mortgages, etc., begs the question: what restrictions are they subject to? Please disclose, where appropriate, the limitations imposed on margin deposits, security interests, etc. by Federal Reserve Board Regulation T, NASD Rule 2520, NYSE Rule 431, Release 10666, and the staff's (and the Fund's) 15% of net assets limitation on illiquid assets. Please also clarify an apparent inconsistency between this statement, which indicates that the Fund may use margin accounts, and the Fund's policy not to purchase securities on margin.

Response. The Registrant does not believe a revision is necessary. The sentence as to margin deposits, security interests, etc. is there to define the limitation and make clear that the referenced items would not violate the policy. There is no need to identify restrictions on those items. The Registrant has not imposed any restrictions as to those items, except as indicated otherwise in the prospectus or statement of additional information. The Registrant of course would comply with limitations referenced in your comments, to the extent applicable. The reference to margin deposits in this limitation is consistent with the Margin Purchases policy, which also defines the limitation to make clear that arrangements with respect to permitted investments and techniques would not violate the policy.

Comment 28. Please eliminate from the Borrowing subsection of the Investment Limitations – Non-Fundamental section the parenthetical and conform the remaining language to the requirements of Section 18(f)(1) and (h).

Response. As discussed above in the response to Comment 19, the parenthetical inclusion of reverse repurchase agreements is actually more restrictive. Although the remaining language does not run afoul of Sections 18(f)(1) and (h), the Registrant acknowledges that those sections will require it to reduce borrowings within the required period if asset coverage exceeds 300%. This restriction will mean that the Fund would not purchase a security until the reduction has been made.

U.S. Securities and Exchange Commission December 23, 2011 Page 9

Comment 29. In the Margin Purchases subsection of the Investment Limitations – Non-Fundamental section, please clarify that the short-term credit obtained by the Fund and the transactions involving derivatives and other investment techniques will be consistent with the requirements of Section 18(f)(1) and (g) and Release 10666.

Response. For the same reason as discussed in the response to Comment 27, the Registrant does not believe there is a need to clarify the restrictions on the referenced items. The referenced items are there to define the limitation and make clear that they would not violate the policy. The Registrant has not imposed any restrictions as to those items, except as indicated otherwise in the prospectus or statement of additional information. The Registrant of course would comply with limitations referenced in your comments, to the extent applicable.

     The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6546.

Sincerely, /s/ Donald S. Mendelsohn Donald S. Mendelsohn